                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _____)*


                      Integrated Healthcare Holdings, Inc.
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                                (Name of Issuer)

                     Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45821T 10 8
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                                 (CUSIP Number)

     Kali P. Chaudhuri, 6800 Indiana Avenue, Suite 130, Riverside, CA 92506,
                                 (951) 782-8812
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                               September 28, 2004
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. | |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (continued on following pages)
                               (Page 1 of 6 Pages)

---------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 45821T 10 8                                                Page 2 of 6


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     KALI P. CHAUDHURI
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     UNITED STATES
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               7.   Sole Voting Power
  NUMBER OF         160,000,000(1)
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           160,000,000(1)
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     160,000,000(1)
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     88.8% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(1) The shares of common stock being reported hereunder are beneficially owned by the Reporting Person by virtue of the Reporting Person's ability to acquire such shares within the next sixty (60) days under the terms of a $500,000 convertible promissory note of the Issuer in favor of the Reporting Person. The note is convertible at the conversion rate of $.003125 per share. The Reporting Person could acquire up to an additional 10,000,000 shares of common stock in the event the Reporting Person extends further funds to the Issuer in connection with the closing costs of the Tenet Transaction (as defined in Item 4 below) and elects to add such further amount to the principal of the convertible note.

                                  SCHEDULE 13D

CUSIP No. 45821T 10 8                                                Page 3 of 6


ITEM 1.           SECURITY AND ISSUER.

         The securities that are the subject of this statement consist of common stock, $.001 par value per share, of Integrated Healthcare Holdings, Inc. (the "Issuer"). The name and the address of the principal executive offices of the Issuer are as follows:

                  Integrated Healthcare Holdings, Inc.
                  695 Town Center Drive, Suite 260
                  Costa Mesa, CA  92626

ITEM 2.           IDENTITY AND BACKGROUND.

         (a) Kali P. Chaudhuri, an individual. Also referred to herein as the "Reporting Person."

         (b) The address for the Reporting Person is: 6800 Indiana Avenue, Suite 130, Riverside, CA 92506.

         (c) The Reporting Person is a medical doctor with his primary office located at 6800 Indiana Avenue, Suite 130, Riverside, CA 92506.

         (d)- (e) During the last five years the Reporting Person has not,
                  (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      The Reporting Person is a citizen of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Personal funds of the Reporting Person were used to acquire the convertible term note which is convertible into the shares being reported hereunder. The Reporting Person has not used borrowed funds to acquire the subject shares of common stock.

ITEM 4.           PURPOSE OF TRANSACTION.

The Reporting Person acquired the promissory note convertible into the shares of common stock reported hereunder for the purpose of assisting the Issuer in the completion of the purchase of four hospitals in Orange County, California known as Western Medical Center - Santa Ana, Western Medical Center - Anaheim, Costal Communities Hospital, and Chapman Medical Center (such purchase is referred to herein as the "Tenet Transaction"). If the Tenet Transaction closes as contemplated, the Reporting Person will likely convert the promissory note into shares of the Issuer's common stock, thereby obtaining control of the Issuer. The Reporting Person would also likely exercise his option under Section 1.3 of the Purchase Agreement (as defined in Item 6) to acquire the properties purchased by the Issuer in the Tenet Transaction for the purchase price of $5,000,000.

                                  SCHEDULE 13D

CUSIP No. 45821T 10 8                                                Page 4 of 6

         If the Reporting Person does convert the note and obtain control of the Issuer, the Reporting Person will likely seek to increase the number of directors on the Issuer's board and elect the Reporting Person or his designee to the board, and fill the other vacancy(ies) with one or more independent directors. The Reporting Person has no intention of removing the directors currently serving on the Issuer's board.

         The Reporting Person has entered into discussions with one or more third parties regarding the potential of such party or parties investing in the Issuer or its assets. While no concrete plans have been formed, it is likely that the Reporting Person will continue to discuss similar possibilities with one or more third parties.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         Items 7 through 11 of the cover page, including the footnote thereto, are hereby incorporated by reference into this Item 5.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Person and the Issuer are parties to the Secured Convertible Note Purchase Agreement, dated as of September 28, 2004 (the "Purchase Agreement"), governing the terms surrounding the issuance of the promissory note which is convertible into the shares being reported hereunder.

         If the Issuer is unable to obtain financing for the contemplated Tenet Transaction (as defined in Item 4) without the Reporting Person personally guarantying amounts of the financing beyond what he has agreed to do in the Purchase Agreement, the Reporting Person may elect to obtain his own financing and proceed with the Tenet Transaction without the Issuer's participation. In such event, the Reporting Person will reduce his conversion right to a maximum of sixty million (60,000,000) shares.

         In connection with the Purchase Agreement, the Reporting Person received piggyback registration rights, subject to customary limitations and exceptions in the event such registration would adversely effect the registered offering.

         Assuming the convertible note is fully converted into common shares of the Issuer, the Reporting Person has a right of first refusal with respect to future sales by the Issuer of its equity securities or securities convertible into or exercisable for equity securities, where issuance of those securities will result in a dilution of the Reporting Person's as-converted equity position to less than 75% of the Issuer's common stock on a fully-diluted basis. Each time the Issuer proposes to offer any shares of, or securities convertible into or exercisable for any shares of, any class of the Issuer's equity securities (the "New Shares"), the Issuer is required to first make an offer to the Reporting Person of such portion of the New Shares which equals the proportion that all securities in the Issuer held by the Reporting Person, on an as-converted basis, bears to the total number of shares of common stock of the Issuer on a fully-diluted basis plus the New Shares (the "Pro Rata Share"). The closing of the sale of the Pro Rata Share is to occur simultaneously with the sale of the New Shares to other investors.

                                  SCHEDULE 13D

CUSIP No. 45821T 10 8                                                Page 5 of 6

         This right of first refusal is not applicable to the issuance or sale of (i) securities issued pursuant to stock splits, stock dividends, or similar transactions approved by the Reporting Person; (ii) shares of common stock issued to employees, consultants, officers or directors of the Issuer pursuant to stock option plans or restricted stock plans or agreements approved by the Issuer's board of directors and by the Reporting Person; (iii) securities issued to financial institutions or lessors in connection with commercial credit arrangements, equipment financings, commercial property lease transactions, or similar transactions approved by the Issuer's board of directors and by the Reporting Person and not for the purpose of raising capital, (iv) shares of common stock issued in an underwritten public offering; or (v) securities issued in connection with bona fide acquisition transactions approved by the Issuer's board of directors and by the Reporting Person.

         The right of first refusal terminates upon the closing of an acquisition of the Issuer to an unrelated third party in a transaction approved by the Reporting Person.

         Pursuant to Section 2.5.2 of the Purchase Agreement, the Reporting Person has also agreed to the "lock-up" of the subject shares upon the Issuer's request in connection with any underwritten initial public offering of the Issuer's securities, provided that all officers, directors and other holders of common stock of the Issuer enter into similar "lock-up" arrangements.

         The descriptions above of certain provisions of the Purchase Agreement are qualified in their entirety by reference to the Purchase Agreement itself, which is attached as an exhibit hereto.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Secured Convertible Note Purchase Agreement, dated as of September 28, 2004, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on October 5, 2004).

                                  SCHEDULE 13D

CUSIP No. 45821T 10 8                                                Page 6 of 6

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      October 8, 2004
                                            ------------------------------------
                                                          (Date)

                                            /s/ Kali P. Chaudhuri, an individual
                                            ------------------------------------
                                                        (Signature)